FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), first quarter, year ended March 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 6, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Consolidated Results of Operations

First quarter, year ending March 2015

(US GAAP)

Nomura Holdings, Inc.

July 2014

Outline

Presentation

Executive summary (p. 2) Overview of results (p. 3) Business segment results (p. 4) Retail (p. 5-6) Asset Management (p. 7-8) Wholesale (p. 9-11) Non-interest expenses (p. 12) Robust financial position (p. 13) Funding and liquidity (p. 14)

Financial Supplement

Consolidated balance sheet (p. 16) Value at risk (p. 17) Consolidated financial highlights (p. 18) Consolidated income (p. 19) Main revenue items (p. 20)

Consolidated results: Income (loss) before income taxes by segment and region (p. 21) Segment “Other” (p. 22) Retail related data (p. 23-27) Asset Management related data (p. 28-29) Wholesale related data (p. 30-31) Number of employees (p. 32)

Executive summary

NOMURA

Group highlights

- Solid net revenue from three business segments as Retail and Asset Management posted higher revenues QoQ and Wholesale revenues remained resilient
  - Group net revenue declined QoQ on a loss of Y7.1bn from changes to own and counterparty credit spreads and following prior quarter realized gain of Y17.9bn from share sales[1]
- Net income and income before income taxes both declined QoQ impacted by cost factors specific to 1Q (FCR[2] related expenses of Y18bn)

– Net revenue:	Y370.8bn	(-5% QoQ; -14% YoY)
– Income before income taxes:	Y51.7bn	(-42% QoQ; -54% YoY)
– Net income[3]:	Y19.9bn	(-68% QoQ; -70% YoY)
– ROE[4]:	3.2%	(FY13/14 4Q: 9.8%; FY13/14 1Q: 11.3%)
– EPS[5]:	Y5.26	(FY13/14 4Q: Y16.02; FY13/14 1Q: Y17.24)

Three business segment highlights

- Net revenue: Y319.1bn (+1% QoQ); Income before income taxes: Y45.6bn (-26% QoQ)
  - Retail and Asset Management both reported stronger net revenue and income before income taxes
  - Despite a resilient quarter in Global Markets, Wholesale income before income taxes declined due to the impact of FCR[2] related expenses specific to 1Q
- Retail
  - ✓ Sales of stocks slowed due to lower market volumes, while investment trusts rebounded
  - ✓ Efforts to transform business model led to an increase in client assets
- Asset Management
  - ✓ Net revenues remained strong, reflecting growth in assets under management and dividend income
  - ✓ ING Securities Investment & Trust (Taiwan) became a consolidated subsidiary from 1Q and contributed to earnings
- Wholesale
  - ✓ Global Markets delivered solid net revenues despite lower volatility and subdued market volumes
  - ✓ Income before income taxes driven down by FCR[2] related expenses

Income before income taxes



Group
(billions of yen)
113.2
72.9
86.9
88.6
51.7
FY2013/14
FY14/15
1Q
2Q
3Q
4Q
1Q



The three business segments
Wholesale
Asset Management
Retail
113.0
71.4
84.4
62.1
45.6
FY2013/14
FY14/15
1Q
2Q
3Q
4Q
1Q

(1) Fortress Investment Group LLC.
(2) All new deferred awards granted in May 2013 and 2014 include "Full Career Retirement" provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.
(3) Net income attributable to Nomura Holdings shareholders. (4) Calculated using annualized net income for each period. (5) Diluted net income attributable to Nomura Holdings shareholders per share.

2

Overview of results

Highlights

(billions of yen, except EPS and ROE)

Net revenue

Non-interest expenses

Income before income taxes

Net income1

EPS 2

ROE 3

FY2014/15

1Q

370.8

319.2

51.7

19.9

Y5.26

3.2%

FY2013/14

4Q

389.9

301.4

88.6

61.3

Y16.02

9.8%

QoQ

-5%

+6%

-42%

-68%

-67%

FY2013/14

1Q

431.3

318.1

113.2

65.9

Y17.24

11.3%

YoY

-14%

+0.3%

-54%

-70%

-69%

(1) Net income attributable to Nomura Holdings shareholders.

(2) Diluted net income per share attributable to Nomura Holdings shareholders. (3) Calculated using annualized net income for each period.

Business segment results

NOMURA

Net revenue and income (loss) before income taxes

			FY2014/15 1Q	FY2013/14 4Q	QoQ	FY2013/14 1Q	YoY
Net revenue	Retail		106.9	97.9	+9%	166.3	-36%
	Asset Management		23.3	20.5	+14%	20.2	+16%
	Wholesale		188.9	198.5	-5%	194.6	-3%
	Segment total		319.1	316.8	+1%	381.1	-16%
	Other	1), 3)	48.3	80.8	-40%	43.0	+12%
	Unrealized gain (loss) on investments in equity securities held for operating purposes		3.5	-7.7	-	7.2	-51%
	Net revenue		370.8	389.9	-5%	431.3	-14%
Income (loss) before income taxes	Retail	2)	31.6	23.3	+36%	81.1	-61%
	Asset Management	2)	8.3	5.3	+56%	6.7	+24%
	Wholesale	2)	5.7	33.5	-83%	25.2	-77%
	Segment total		45.6	62.1	-26%	113.0	-60%
	Other	1), 2), 3)	2.6	34.2	-93%	-7.0	-
	Unrealized gain (loss) on investments in equity securities held for operating purposes		3.5	-7.7	-	7.2	-51%
	Income before income taxes		51.7	88.6	-42%	113.2	-54%

Additional information:
1) Loss from changes to own and counterparty credit spreads (Y7.1bn)
2) Full career retirement (FCR)[1] related expenses (Y18bn)
3) Booked realized gain in 4Q on sale of shares in Fortress Investment Group LLC (Y17.9bn)

1. *All new deferred awards granted in May 2013 and 2014 include "Full Career Retirement" provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.*

4

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2013/14				FY14/15	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	166.3	119.7	128.0	97.9	**106.9**	+9%	-36%
Non-interest expenses	85.2	79.8	80.3	74.6	**75.3**	+1%	-12%
Income before income taxes	81.1	40.0	47.7	23.3	**31.6**	+36%	-61%

Retail client assets

(trillions of yen)



87.7
90.9
96.0
91.7
95.3
FY2013/14
FY14/15
Jun
Sep
Dec
Mar
Jun

(1) *Cash and securities inflows minus outflows, excluding regional financial institutions.*
(2) *Retail channels and Wealth Management group.*
(3) *Retail channels, Net & Call, and Hotto Direct.*
(4) *Retail channels only.*

Key points

- Net revenue: Y106.9bn (+9% QoQ; -36% YoY)
- Income before income taxes: Y31.6bn (+36% QoQ; -61% YoY)

- Net revenue and income before income taxes both up QoQ; Sales of stocks slowed due to lower market volumes, while investment trusts rebounded
- Efforts to transform business model led to an increase in client assets
  - Investment trust and discretionary investment net inflows, both sources of recurring revenue, increased QoQ while net inflows of cash and securities[1] turned significantly positive
  - Market gains helped drive Retail client assets to second highest level ever

- Client franchise

Retail client assets	Y95.3trn	(Y91.7trn)
Accounts with balance	5.19m	(5.14m)
NISA accounts applications	1.35m	(1.29m)
Net inflows of cash and securities[1]	Y472.9bn	(-Y365.8bn)

Recurring revenue	Y14bn	(Y13.4bn)
Investment trust net inflows[2]	Y151bn	(Y131.3bn)
Discretionary investment net inflows[2]	Y103bn	(Y57.6bn)

- Other sales

IPOs, public offerigns[3]	Y148.1bn	(Y227bn)
Retail bonds[4]	Y658.2bn	(Y660.4bn)
Insurance products[4]	Y95.1bn	(Y39.3bn)

*Figures in brackets are last quarter or as at end of March.

5

Retail: Initiatives to grow client assets delivering results

Total sales1

(billions of yen)

Discretionary investment, Insurance products Investment trusts Bonds Stocks

6,000

4,000

2,000

0

FY2013/14

FY2014/15

1Q

2Q

3Q

4Q

1Q

Higher net inflows: Investment trusts, discretionary investment

(billions of yen)

Discretionary investment net inflows Investment trust net inflows

63.0 17.5

100.0

FY2013/14

1Q

2Q

3Q

4Q

(Month av.)

(Month av.)

(Month av.)

(Month av.)

FY2014/15

Apr May Jun

(1) Retail channel only.

(2) Retail channel and Wealth Management Group.

Total sales1 declined 12% QoQ

Stocks: -40% QoQ

– Investor risk appetite declined amid market uncertainty

– Lower market volume and fewer primary deals Investment trusts: +60% QoQ

– Efforts to increase client assets gaining traction; Investment trust net inflow increased for third straight quarter, expanding asset base Bonds: Flat QoQ

– Robust sales of large corporate bond issuances for retail investors Strong QoQ growth in discretionary investment contracts and insurance products, reflecting greater focus on making proposals based on an understanding of each client’s individual life plan and their specific needs

Significant growth in sales of insurance products1

(billions of yen)

10.5 10.7 13.1

FY2013/14

1Q 2Q 3Q 4Q

(Month av.) (Month av.) (Month av.) (Month av.)

36.5

34.1

24.5

FY2014/15

Apr

May

Jun

93.1

2.9

64.5

89.5

12.1

24.5

36.5

34.1

Asset Management

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2013/14				FY14/15	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	20.2	18.6	21.2	20.5	**23.3**	+14%	+16%
Non-interest expenses	13.5	12.5	12.3	15.1	**15.1**	-1%	+12%
Income before income taxes	6.7	6.2	8.9	5.3	**8.3**	+56%	+24%

Assets under management



(trillions of yen)
AuM (gross)[1]
AuM (net)[2]
36.8
29.1
37.3
30.0
40.3
32.9
38.2
30.8
40.6
33.0
FY2013/14
FY2014/15
Jun
Sep
Dec
Mar
Jun

Key points

- Net revenue: Y23.3bn (+14% QoQ; +16% YoY)
- Income before income taxes: Y8.3bn (+56% QoQ; +24% YoY)
  - Strongest revenues since quarter ended Sep 2007 driven by expansion in assets under management and dividend income
  - ING Securities Investment & Trust (Taiwan) became a consolidated subsidiary from 1Q and contributed to earnings
  - Strong income before income taxes despite FCR[3] related expenses

Investment trust business

- Inflows into global high dividend stock and high yield bond funds

	Q1 inflows
– Nomura DB High Dividend Infrastructure Stock Fund	Y315bn
– Europe High Yield Bond Fund	Y38.5bn
– Nomura Global High Dividend Stock Premium	Y28.9bn

- Increased sales of privately placed funds for regional financial institutions
- AuM in Fund Wrap and SMA funds increased 41% QoQ

Investment advisory business

- Continued international inflows, but fund outflows in Japan
  - Inflows primarily into Japan stock and high yield bond products via UCITS[4] funds; AuM in UCITS funds increased 17% QoQ

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.
(2) Net after deducting duplications from assets under management (gross).
(3) All new deferred awards granted in May 2013 and 2014 include "Full Career Retirement" provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met. (4) Undertakings for Collective Investment in Transferable Securities (UCITS) is the main European framework covering collective investment schemes investing in transferable securities.

7

Asset Management: Funds receiving high recognition

Assets under management (gross)1 by business

(trillions of yen)

Investment trust business Investment advisory business

FY2013/14 FY2014/15

Jun Sep Dec Mar Jun

Nomura Asset Management public investment trust market share2

26.0%

24.0%

22.0%

20.0%

18.0%

16.0%

23.6%

22.5%

22.7%

22.9%

22.8%

FY2013/14

FY2014/15

Jun Sep Dec Mar Jun

Investment trust business flow of funds3

(billions of yen) Investment trust business (excl. ETFs) ETFs

900

600

300

0

-300

-600

-900

873

501 496

257 153 89

-23

-820

FY2013/14 FY2014/15

1Q 2Q 3Q 4Q 1Q

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital. (2) Source: The Investment Trusts Association, Japan.

(3) Based on assets under management (net).

(4) Only First Prize winning funds shown. See disclaimer for cautionary note on R&I Fund Award.

Growth in discretionary investment products

AuM in Fund Wrap and SMA funds

Note: Indexed, Jun 2013 = 100

246 175

106

2013/6 2013/9 2013/12 2014/3 2014/6

Research and Asset Management, and

Awards

Topped the industry winning 13 awards at R&I Fund Award 20144

– Investment Trusts Aggregate Category First Prize Mixed Asset Fund Aggregate

– Investment Trusts Category First Prize Three funds including J-REIT Open Nomura DB High Dividend

Infrastructure Stock Fund

406

138

100

106

136

175

246

Wholesale

Net revenue and income before income taxes

(billions of yen)

FY2013/14

FY14/15

QoQ YoY

1Q 2Q 3Q 4Q 1Q

Global Markets Investment Banking Net revenue Non-interest expenses Income before income taxes

165.3

29.3

194.6

169.4

25.2

159.6

23.8

183.3

158.1

25.3

158.0

30.7

188.7

160.9

27.8

166.8

31.7

198.5

165.0

33.5

166.6

22.3 188.9 183.1 5.7

-0.1% -30% -5% +11% -83%

+1% -24% -3% +8% -77%

Net revenue by region

(billions of yen)

200.0 150.0 100.0 50.0 0.0

41.1

44.7 20.1

88.7

45.9

54.1

24.5

58.8

Americas

EMEA

AEJ

Japan

FY2013/14 FY2014/15

1Q 2Q 3Q 4Q 1Q

(1) All new deferred awards granted in May 2013 and 2014 include “Full Career Retirement” provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

Key points

Net revenue: Y188.9bn (-5% QoQ; -3% YoY)

Income before income taxes: Y5.7bn (-83% QoQ; -77% YoY) Resilient revenues

– Revenues remained strong roughly in line with previous quarter as Global Markets capitalized on revenue opportunities amid challenging market conditions

– Investment Banking revenues down from strong prior quarter

Income before income taxes pushed down QoQ due to increase in costs specifically related to 1Q

– Deferred awards granted to recipients who meet certain requirements were booked as FCR1 related expenses

Regional performance (net revenue; QoQ)

Americas (Y58.2bn; -5%)

– Largest contributor to Wholesale revenues for the second consecutive quarter, as client franchise continued to expand, although revenues declined slightly from strong previous quarter

EMEA (Y57.8bn; -6%)

– Rates and Cash Equities businesses impacted by subdued market volumes

– Investment Banking won multiple financing mandates from financial institutions

Japan (Y55.2bn; -7%)

– Equities trading revenues remained resilient while client revenues slowed due to lower volumes

– Investment Banking revenues declined due to limited number of high-profile ECM transactions

AEJ (Y17.7bn; +8%)

– Fixed Income revenues improved, but client activity was subdued as a result of uncertainty over the Chinese economy and other factors

Wholesale: Global Markets

Net revenue


(billions of yen)
Equities
Fixed Income
165.3
159.6
158.0
166.8
166.6
67.8
65.8
58.8
59.0
62.0
97.6
93.8
99.2
107.7
104.5
QoQ
-0.1%
YoY
+1%
FY2013/14
FY2014/15
1Q
2Q
3Q
4Q
1Q

FY2014/15 1Q net revenue by region


YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

- Americas: Robust Equity Derivatives underpinned by strong client flows more than offset the impact of lower volatility in Rates
- EMEA: Equity Derivatives improved while slowdown in Rates was offset by Credit and other Fixed Income products
- AEJ: Credit remained solid while Emerging Markets FX revenues improved
- Japan: Increase in Equity trading revenues, while Rates business declined due to low volatility

Key points

Global Markets
- Net revenue: Y166.6bn (-0.1% QoQ; +1% YoY)
  - Resilient revenues despite low volatility and subdued market volumes
  - Continued growth of client franchise in EMEA and Americas contributing to stable revenues

Fixed Income
- Net revenue: Y104.5bn (-3% QoQ; +7% YoY)
  - Solid revenues in Credit and Securitized Products offsetting a slowdown in Rates

Equities
- Net revenue: Y62.0bn (+5% QoQ; -9% YoY)
  - Revenues increased with steady Cash and improvement in Derivatives despite low market volumes

10

NOMURA

Wholesale: Investment Banking

Net revenue


Investment Banking (gross)
(billions of yen)
47.2
45.8
35.9
55.4
43.2
Investment Banking (net)
Other
29.3
3.7
25.6
0.4
23.8
23.3
30.7
11.7
19.0
2.2
31.7
29.5
22.3
22.8
-0.4
QoQ
-30%
YoY
-24%
FY2013/14
FY2014/15
1Q
2Q
3Q
4Q
1Q

Key points

- Net revenue: Y22.3bn (-30% QoQ; -24% YoY)
- Investment Banking (gross) revenue of Y43.2bn
  - Japan: Continued to drive global revenues despite slowdown QoQ due to limited number of high-profile ECM transactions
    - ✓ Maintained high market share (ECM 34.5%; DCM 26.2%) and #1 spot in Japan-related ECM/DCM league tables[1] by accurately meeting financing needs of Japanese corporates
  - International: Slowdown from a strong previous quarter; Revenues driven by key sectors with all regions reporting higher revenues YoY
    - ✓ Sponsors[2] and EMEA FIG businesses contributed to revenues
    - ✓ Continued to build track record in ECM with total transaction value of executed deals tripling YoY[3]

Playing to our strengths

Financing by Japanese corporates

- Leveraged distribution capabilities to win high-profile financing mandates

Mitsui Fudosan PO (Y345.2bn)	**Yamada Denki** Euro-yen CB (Y103bn)	**Invesco Office J-REIT** IPO (Y44.4bn)
Softbank Retail bond (Y300bn)	**Joyo Bank** Euro-dollar CB ($308m)	**Tokyo Metropolitan Government** USD denominated bond ($1bn)

FIG business

- Financing transactions to raise capital for European financial institutions (rights issues, large bond issuances)
- Involved in restructuring of financial institutions

Banco Popolare Rights issue (€1.5bn)	**Banca Carige** Rights issue (€799m)
Rabobank Tier 2 benchmark (€2bn & £1bn)	OCBC / **Wing Hang Bank** (HKD38bn)

Sponsors[2] related business

- Won mandates for M&A and M&A related financing as well as IPOs

Oji Holdings, Innovation Network Corporation of Japan / **Carter Holt Harvey (Rank Group)** ($889m)	**Astorg Partners & Montagu PE** / Sebia (M&A Undisclosed /ALF €709m)
Carlyle Acquisition Financing for Johnson & Johnson's Ortho-Clinical Diagnostics ($3.8bn)	**Card Factory** IPO (£297m)

Solutions business

- Products aligned to client needs: Deal contingent FX related to cross-border M&A, rates and currency swaps, interest rate swaps linked to bond issuances

(1) Source: ECM: Thomson Reuters; DCM (corporate bonds including self-funded): Thomson DealWatch, Jan – Jun 2014.
(2) Financial sponsors
(3) Dealogic

11

Non-interest expenses

Full year Quarter

(billions of yen)

Other

Business development

expenses

Occupancy and

related depreciation

Information

processing and

communications

Commissions and

floor brokerage

Compensation and

benefits

(Reference) Excluding

NREH

1,500

1,200

900

600

300

0

1,575.9

1,195.5

318.1

319.2

301.4

283.5

292.5

(billions of yen)

Compensation and benefits

Commissions and floor brokerage

Information processing and communications

Occupancy and related depreciation

Business development expenses

Other

Total

FY2012/13

547.6

91.4

179.9

91.5

49.0

616.5

1,575.9

FY2013/14

570.1

111.8

192.2

80.1

38.5

202.8

1,195.5

FY2013/14 FY2014/15

1Q

163.2

29.0

48.2

19.8

7.9

50.0 318.1

2Q

135.4

26.1

46.2

20.8

9.5

45.4

283.5

3Q

138.8

28.0

47.8

19.0

11.0

47.9

292.5

4Q

132.6

28.7

49.9

20.5

10.1

59.4

301.4

1Q

168.8

27.6

44.9

18.6

7.9

51.4

319.2

QoQ

27.2%

-3.9%

-10.1%

-9.6%

-21.7%

-13.5%

5.9%

1. All new deferred awards granted in May 2013 and 2014 include “Full Career Retirement” provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

Key points

Non-interest expenses: Y319.2bn

(+6% QoQ)

– Compensation and benefits (+27% QoQ)

Higher bonus provisions in line with

performance

Booked Y18bn in FCR1 related

expenses for recipients of deferred

compensation who met certain

conditions

– Information processing and

communications (-10% QoQ)

Continued efforts to reduce costs

Equivalent decline of data center

depreciation costs booked last quarter

– Business development expenses (-22%

QoQ)

Decline in NISA related expenses and

costs for cash-back campaign for JGBs

for individuals

– Other (-13% QoQ)

Booked one-off expenses last quarter

(asset revaluation, decommissioning of

IT systems)

Robust financial position

Balance sheet related indicators and capital ratios

(As of June 2014)

Total assets

Shareholders’ equity

Gross leverage

Net leverage1

Level 3 assets (net)2

Liquidity portfolio

Y43.9trn

Y2.5trn

17.8x

11.3x

Y0.4trn

Y5.6trn

(billions of yen)

Total capital

RWA3

Tier 1 ratio

Tier 1 common ratio4

Total capital ratio

Tier 1

Tier 2

Mar

(Basel 3 basis)

2,314

402

2,716

17,426

13.2%

13.2%

15.5%

Jun2

(Basel 3 basis)

2,280

396

2,676

17,485

13.0%

13.0%

15.3%

Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders’ equity.

Preliminary.

Credit risk assets are calculated using the internal model method.

Tier 1 common ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.

Risk weighted assets3 and Tier 1 ratio

(trillions of yen) RWA (Basel 3) (lhs) Tier 1 ratio (Basel 3) (rhs)

13.2% 13.0%

11.9% 12.2% 12.0% 11.9%

FY2013/14

FY2014/15

Jun Sep Dec Mar Jun

Fully loaded Basel

3 2019 applied to balance sheet at end Jun (estimate)

20.0%

15.0%

10.0%

5.0%

0.0%

Level 3 assets 2 and net level 3 assets/Tier 1 capital

(billions of yen)

1,000

500

0

Level 3 assets

Net Level 3 Assets

Net Level 3 Assets / Tier 1 Capital

23%

19%

17% 16% 16%

FY2013/14 FY2014/15

Jun Sep Dec Mar Jun

40%

0%

Funding and liquidity

Balance sheet structure

Highly liquid, healthy balance sheet

structure

– 83% of assets are highly liquid

trading and related assets that are

marked-to-market and matched to

trading and related liabilities through

repos etc. (regionally and by

currency)

– Other assets are funded by equity

and long-term debt, ensuring

structural stability

Liquidity portfolio2

Liquidity portfolio:

– Y5.6trn, or 13% of total assets

– Maintain a high quality liquidity

portfolio surplus without the need

for additional unsecured funding

over a certain period

Balance sheet (As of Jun 2014)

Assets

Trading assets

and related1

Cash and cash deposits

Other assets

Liabilities and equity

Trading liabilities

and related1

Other liabilities

Short-term borrowings

Long-term

borrowings

Total equity

Unsecured funding2

More than 80% of unsecured funding is long-term debt Diversified sources of funding

Short-term

debt

17%

Long-term debt

due within 1yr,

17%

Long-term

debt, 67%

Average

maturity

5.1 years3

International

22%

Japan

78%

Loans

(incl.

subordinated)

Euro

MTN/Yen,

retail bonds,

etc.

Euro

MTN/Other,

wholesale

bonds, etc.

Bank

lending

market

Retail

market

Wholesale

market

Breakdown of short-term/long-term debt

Long-term—debt by region

Funding of long-term debt

(1) Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.

(2) Definition differs from financial disclosures reflecting Liquidity Management’s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds. (3) Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

Financial Supplement

Consolidated balance sheet

(billions of yen)

Assets

Total cash and cash deposits

Total loans and receivables

Total collateralized agreements

Total trading assets1 and private

equity investments

Total other assets

Total assets

Mar 31,

2014

2,189

2,571

17,347

18,714

2,699

43,520

Jun 30,

2014

2,113

2,698

15,992

20,494

2,634

43,931

Increase

(Decrease)

-76

127

-1,355

1,779

-65

411

Liabilities

Short-term borrowings

Total payables and deposits

Total collateralized financing

Trading liabilities

Other liabilities

Long-term borrowings

Total liabilities

Equity

Total NHI shareholders’ equity

Noncontrolling interest

Total liabilities and equity

Mar 31,

2014

602

2,837

17,112

11,047

1,142

8,227

40,967

2,514

40

43,520

Jun 30,

2014

515

3,161

16,383

12,047

1,039

8,272

41,417

2,468

46

43,931

Increase

(Decrease)

-87

324

-729

1,000

-103

45

450

-46

6

411

1. Including securities pledged as collateral.

Value at risk

Definition

99% confidence level

1-day time horizon for outstanding portfolio

Inter-product price fluctuations considered

From April 1, 2014 to June 30, 2014 (billions of yen)

Maximum: 9.3

Minimum: 4.7

Average: 6.7

(billions of yen)

Equity

Interest rate

Foreign exchange

Sub-total

Diversification benefit

VaR

FY2012/13

Mar

1.3

5.0

1.9

8.1

-3.0

5.1

FY2013/14

Mar

1.3

3.9

2.8

8.0

-2.9

5.2

Jun

2.6

5.4

1.9

9.9

-3.2

6.6

Sep

1.9

5.1

1.8

8.7

-3.2

5.5

Dec

3.6

6.6

2.6

12.9

-4.3

8.6

Mar

1.3

3.9

2.8

8.0

-2.9

5.2

Jun

-0.7

FY2013/14

FY2014/15

Jun

2.8

5.2

2.0

10.0 -0.7

9.3

Consolidated financial highlights

Net income attributable to NHI shareholders

ROE(%)

Full year

(billions of yen)

107.2

4.9%

213.6

8.9%

Net revenue

Income before income taxes

Net income attributable to Nomura Holdings, Inc.

(“NHI”) shareholders

Total NHI shareholders’ equity

ROE (%)1

Basic-Net income attributable to NHI

shareholders per share (yen)

Diluted-Net income attributable to NHI

shareholders per share (yen)

Total NHI shareholders’ equity per share (yen)

FY2012/13

1,813.6

237.7

107.2

2,294.4

4.9%

29.04

28.37

618.27

FY2013/14

1,557.1

361.6

213.6

2,513.7

8.9%

57.57

55.81

676.15

12%

9%

6%

3%

0%

Quarter

(billions of yen)

11.3%

8.9%

8.9%

8.5%

65.9

61.3

48.3

38.1

3.2%

19.9

12%

10%

8%

6%

4%

2%

0%

FY2013/14 FY2014/15

1Q

431.3

113.2

65.9

2,369.0

11.3%

17.78

17.24

639.99

2Q

356.4

72.9

38.1

2,379.2

8.9%

10.29

9.99

641.90

3Q

379.4

86.9

48.3

2,492.5

8.5%

13.02

12.65

670.88

4Q

389.9

88.6

61.3

2,513.7

8.9%

16.48

16.02

676.15

1Q

370.8

51.7

19.9

2,467.7

3.2%

5.40

5.26

678.69

(1) Quarterly ROE is calculated using annualized year-to-date net income.

250

200

150

100

50

0

100

80

60

40

20

0

Consolidated income

Full year

Quarter

(billions of yen)

Revenue

Commissions

Fees from investment banking

Asset management and portfolio service fees

Net gain on trading

Gain on private equity investments

Interest and dividends

Gain on investments in equity securities

Other

Total revenue

Interest expense

Net revenue

Non-interest expenses

Income before income taxes

Net income attributable to NHI shareholders

FY2012/13

359.1

62.4

141.0

368.0

8.1

394.0

38.7

708.8

2,079.9

266.3

1,813.6

1,575.9

237.7

107.2

FY2013/14

474.6

91.3

167.2

476.4

11.4

416.3

15.2

179.5

1,831.8

274.8

1,557.1

1,195.5

361.6

213.6

FY2013/14

FY2014/15

1Q

157.6

25.4

42.4

128.4

0.1

115.3

7.9

28.2

505.3

73.9

431.3

318.1

113.2

65.9

2Q

105.6

23.0

40.7

110.2

0.7

98.1

5.0

45.1

428.4

72.0

356.4

283.5

72.9

38.1

3Q

121.4

15.8

42.1

108.5

11.0

102.6

7.5

38.5

447.4

68.0

379.4

292.5

86.9

48.3

4Q

89.9

27.2

42.1

129.2

-0.3

100.3

-5.2

67.7

450.8

60.8

389.9

301.4

88.6

61.3

1Q

96.3

19.8

45.4

158.6

-0.3

104.9

6.3

31.1

462.2

91.3

370.8

319.2

51.7

19.9

Main revenue items

Commissions

Fees from

investment banking

Asset management

and portfolio service

fees

Full year

Quarter

(billions of yen)

Stock brokerage commissions (retail)

Stock brokerage commissions (other)

Other brokerage commissions

Commissions for distribution of investment trusts

Other

Total

Equity underwriting and distribution

Bond underwriting and distribution

M&A / financial advisory fees

Other

Total

Asset management fees

Administration fees

Custodial fees

Total

FY2012/13

51.8

112.9

11.7

150.1

32.6

359.1

21.1

7.8

25.6

7.7

62.4

105.3

18.6

17.1

141.0

FY2013/14

126.7

139.8

18.1

157.8

32.1

474.6

41.4

13.0

25.0

12.0

91.3

126.7

22.5

18.1

167.2

FY2013/14 FY2014/15

1Q

42.5

37.7

5.3

63.9

8.2

157.6

10.3

3.8

6.4

4.9

25.4

32.1

5.6

4.6

42.4

2Q

25.4

31.6

4.2

37.0

7.5

105.6

11.0

3.5

6.5

2.1

23.0

30.8

5.5

4.4

40.7

3Q

36.3

34.9

4.4

37.7

8.3

121.4

6.1

2.8

4.4

2.4

15.8

31.8

5.7

4.5

42.1

4Q

22.6

35.6

4.3

19.3

8.2

89.9

14.0

2.9

7.6

2.6

27.2

31.9

5.7

4.5

42.1

1Q

15.8

34.3

3.8

30.5

11.9

96.3

8.5

3.5

5.7

2.1

19.8

35.0

5.9

4.6

45.4

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	FY2012/13	FY2013/14	FY2013/14				FY2014/15
			1Q	2Q	3Q	4Q	1Q
Retail	100.6	192.0	81.1	40.0	47.7	23.3	**31.6**
Asset Management	21.2	27.1	6.7	6.2	8.9	5.3	**8.3**
Wholesale	71.7	111.8	25.2	25.3	27.8	33.5	**5.7**
Three Business segments total	193.5	330.9	113.0	71.4	84.4	62.1	**45.6**
Other	6.6	20.0	-7.0	-3.5	-3.7	34.2	**2.6**
Segments total	200.0	350.9	106.1	67.9	80.7	96.2	**48.2**
Unrealized gain (loss) on investments in equity securities held for operating purposes	37.7	10.7	7.2	5.0	6.2	-7.7	**3.5**
Income before income taxes	237.7	361.6	113.2	72.9	86.9	88.6	**51.7**

Income (loss) before income taxes by region[1]

(billions of yen)

	FY2012/13	FY2013/14	FY2013/14				FY2014/15
			1Q	2Q	3Q	4Q	1Q
Americas	25.7	29.5	-8.5	-1.3	8.0	31.2	**6.1**
Europe	-93.1	-48.9	-4.4	-19.6	-14.8	-10.1	**-22.9**
Asia and Oceania	-12.1	-5.2	-0.8	2.3	-1.5	-5.2	**-0.3**
Subtotal	-79.4	-24.7	-13.7	-18.7	-8.2	15.9	**-17.1**
Japan	317.2	386.3	126.9	91.6	95.1	72.6	**68.8**
Income before income taxes	237.7	361.6	113.2	72.9	86.9	88.6	**51.7**

(1) Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended June 30, 2014.) Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

21

Segment “Other”

Income (loss) before income taxes

Full year

(billions of yen)

Quarter

-20

20.0

6.6

34.2

2.6

-3.5 -3.7

20

40

0

-7.0

(billions of yen)

-20

0

20

40

Net gain (loss) related to economic

hedging transactions

Realized gain(loss) on investments in equity

securities held for operating purposes

Equity in earnings of affiliates

Corporate items

Others

Income (Loss) before income taxes

FY2012/13

1.0

1.0

14.4

17.7

-27.5

6.6

FY2013/14

17.4

4.4

28.6

-38.8

8.4

20.0

FY2013/14 FY2014/15

1Q

7.4

0.7

5.3

-12.3

-8.0

-7.0

2Q

-1.7

0.0

8.9

-8.7

-2.0

-3.5

3Q

5.2

1.3

8.2

-14.0

-4.4

-3.7

4Q

6.5

2.4

6.2

-3.8

22.8

34.2

1Q

6.9

2.9

3.5

-3.1

-7.6

2.6

Retail related data (1)

NOMURA

(billions of yen)	Full year		Quarter						
	FY2012/13	FY2013/14	FY2013/14				FY2014/15	QoQ	YoY
			1Q	2Q	3Q	4Q	1Q		
Commissions	225.9	301.7	110.3	66.5	78.3	46.5	**56.1**	**20.5%**	**-49.2%**
Sales credit	80.9	106.1	29.7	24.3	25.7	26.4	**25.0**	**-5.3%**	**-15.6%**
Fees from investment banking and other	36.8	40.3	9.8	13.4	8.0	9.1	**9.1**	**-0.7%**	**-7.7%**
Investment trust administration fees and other	49.7	56.1	14.4	13.7	14.1	13.9	**14.4**	**3.7%**	**0.3%**
Net interest revenue	4.6	7.7	2.2	1.9	1.8	1.9	**2.3**	**21.2%**	**6.1%**
Net revenue	397.9	511.9	166.3	119.7	128.0	97.9	**106.9**	**9.2%**	**-35.8%**
Non-interest expenses	297.3	319.9	85.2	79.8	80.3	74.6	**75.3**	**0.9%**	**-11.7%**
Income before income taxes	100.6	192.0	81.1	40.0	47.7	23.3	**31.6**	**35.8%**	**-61.0%**
Domestic distribution volume of investment trusts[1]	9,027.6	10,146.4	3,427.5	2,372.2	2,552.5	1,794.1	**2,245.2**	**25.1%**	**-34.5%**
Bond investment trusts	2,719.2	3,146.3	753.7	814.2	810.2	768.2	**795.3**	**3.5%**	**5.5%**
Stock investment trusts	5,457.0	6,201.4	2,386.2	1,406.6	1,571.8	836.8	**1,264.4**	**51.1%**	**-47.0%**
Foreign investment trusts	851.4	798.7	287.6	151.4	170.5	189.1	**185.5**	**-1.9%**	**-35.5%**
Other									
Accumulated value of annuity insurance policies	1,909.5	2,033.1	1,942.0	1,970.4	2,000.0	2,033.1	**2,123.6**	**4.5%**	**9.4%**
Sales of JGBs for individual investors (transaction base)	189.1	1,037.0	42.5	450.9	329.1	214.6	**153.5**	**-28.5%**	**3.6x**
Retail foreign currency bond sales	1,485.8	1,595.6	383.2	507.1	318.6	386.6	**363.9**	**-5.9%**	**-5.1%**

(1) Excluding Net & Call and Hotto Direct.

23

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts

Stock brokerage commissions

Commissions for distribution of investment trusts

Full year

(billions of yen)

Stock brokerage commissions

Commissions for distribution of investment trusts1

FY2012/13

180

150

120

90

60

30

0

70

60

50

40

30

20

10

0

51.8

161.5

FY2013/14

126.7

161.4

Quarter

(billions of yen)

FY2013/14 FY2014/15

1Q

42.5

65.3

2Q

25.4

37.5

3Q

36.3

38.5

4Q

22.6

20.1

1Q

15.8

31.9

QoQ

-30.1%

58.8%

YoY

-62.9%

-51.1%

(1) Nomura Securities.

Retail related data (3)

Retail client assets

Other

Overseas mutual funds

Bond investment trusts

Stock investment trusts

Domestic bonds

Foreign currency bonds

Equities

(trillions of yen)

Equities

Foreign currency bonds

Domestic bonds 1

Stock investment trusts

Bond investment trusts

Overseas mutual funds

Other 2

Total

FY2012/13

Mar

46.7

6.6

12.4

8.9

4.9

1.7

2.7

83.8

FY2013/14

Mar

53.2

6.3

12.8

9.1

5.9

1.7

2.7

91.7

96.0 95.3 90.9 91.7 87.7 91.7 83.8

FY2013/14

Jun

50.5

6.2

12.4

8.6

5.3

1.7

3.0

87.7

Sep

53.4

6.1

12.9

8.8

5.6

1.7

2.4

90.9

Dec

56.5

6.4

12.7

9.2

6.6

1.7

2.9

96.0

Mar

53.2

6.3

12.8

9.1

5.9

1.7

2.7

91.7

FY2014/15

Jun

55.6

6.4

12.8

9.6

6.2

1.7

3.0

95.3

(1) Including CBs and warrants. (2) Including annuity insurance

100

80

60

40

20

0

Retail related data (4)

Net inflows of cash and securities1

Full year

(billions of yen)

1,500

1,000

500

0

1,076

385

FY2012/13 FY2013/14

Quarter

(billions of yen)

1,000

500

0

-500

805

473 145 -366 491

FY2013/14

FY2014/15

1Q 2Q 3Q 4Q 1Q FY2012/13 FY2013/14

(1) Cash and securities inflows minus outflows, excluding regional financial institutions.

Retail related data (5)

Number of accounts

(Thousands)

Accounts with balance

Equity holding accounts

Nomura Home Trade /

Net & Call accounts

FY2012/13

Mar

5,025

2,717

3,747

FY2013/14

Mar

5,144

2,718

4,012

FY2013/14

Jun

5,069

2,727

3,822

Sep

5,090

2,722

3,881

Dec

5,104

2,674

3,939

Mar

5,144

2,718

4,012

FY2014/15

Jun

5,186

2,721

4,053

New Individual accounts / IT share1

Full year

(Thousands)

New individual accounts

IT share1

No. of orders

Transaction value

FY2012/13

266

55%

31%

FY2013/14

364

58%

33%

Quarter

FY2013/14

1Q

101

59%

36%

2Q

82 58%

33%

3Q

91

54%

27%

4Q

90

60%

37%

FY2014/15

1Q

67

60%

36%

(1) Percentage of cash stock transactions conducted via Nomura Home Trade.

Asset Management related data (1)

(billions of yen)

Net revenue

Non-interest expenses

Income before income taxes

FY2012/13

68.9

47.8

21.2

FY2013/14

80.5

53.4

27.1

FY2013/14

1Q

20.2

13.5

6.7

2Q

18.6

12.5

6.2

3Q

21.2

12.3

8.9

4Q

20.5

15.1

5.3

FY2014/15

1Q

23.3

15.1

8.3

QoQ

14.0%

-0.5%

55.6%

YoY

15.7%

11.7%

23.7%

Total assets under management

AuM

1

(gross)

AuM

2

(net)

(trillions of yen)

36.1

27.9

FY2012/13

Mar

38.2

30.8

FY2013/14

Mar

38.2

30.8

FY2013/14

FY2014/15

Jun Sep Dec Mar Jun

(1) (2) Total Net after assets deducting under management duplications from for Nomura assets under Asset management Management, (gross) Nomura . Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.

Asset Management related data (2)

NOMURA

Assets under management (gross) by business[1]

(trillions of yen)	FY12/13	FY13/14	FY13/14				FY14/15
	Mar	Mar	Jun	Sep	Dec	Mar	Jun
Investment trust business	26.5	28.4	26.4	26.8	29.4	28.4	**29.6**
Investment advisory business	9.6	9.8	10.4	10.5	10.9	9.8	**11.0**
Assets under management (gross)[1]	36.1	38.2	36.8	37.3	40.3	38.2	**40.6**

Asset inflows/outflows by business[3]

(billions of yen)	Full year: FY 12/13	Full year: FY 13/14	Quarter: FY2013/14				FY2014/15
			1Q	2Q	3Q	4Q	1Q
Investment trusts business	1,099	1,598	544	410	962	-319	**473**
of which ETFs	424	882	138	153	89	501	**-23**
Investment advisory business	-529	-520	349	-157	226	-938	**27**
Net asset inflow	570	1,078	893	253	1,189	-1,257	**500**

Assets under management by company

(trillions of yen)	FY12/13	FY13/14	FY13/14				FY14/15
	Mar	Mar	Jun	Sep	Dec	Mar	Jun
Nomura Asset Management	30.7	33.8	32.3	33.1	36.0	33.8	**36.2**
Nomura Funds Research and Technologies	2.9	2.6	2.6	2.5	2.6	2.6	**2.5**
Nomura Corporate Research and Asset Management	1.8	1.6	1.7	1.6	1.6	1.6	**1.7**
Nomura Private Equity Capital	0.7	0.2	0.2	0.2	0.2	0.2	**0.2**
Assets under management (gross)[1]	36.1	38.2	36.8	37.3	40.3	38.2	**40.6**
Group company overlap	8.2	7.4	7.6	7.3	7.5	7.4	**7.6**
Assets under management (net)[2]	27.9	30.8	29.1	30.0	32.9	30.8	**33.0**

Domestic public investment trust market and Nomura Asset Management market share[4]

(trillions of yen)	FY12/13	FY13/14	FY13/14				FY14/15
	Mar	Mar	Jun	Sep	Dec	Mar	Jun
Domestic public stock investment trusts							
Market	60.0	65.7	60.5	62.4	65.0	65.7	**68.8**
Nomura's share (%)	18%	19%	18%	18%	19%	19%	**18%**
Domestic public bond investment trusts							
Market	12.6	14.5	13.6	14.4	16.5	14.5	**14.8**
Nomura's share (%)	43%	42%	42%	42%	43%	42%	**43%**

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.
(2) Net after deducting duplications from assets under management (gross). (3) Based on assets under management (net). (4) Source: Investment Trusts Association, Japan

29

Wholesale related data (1)

Wholesale

(billions of yen)

Net revenue

Non-interest expenses

Income before income taxes

FY2012/13

644.9

573.2

71.7

FY2013/14

765.1

653.3

111.8

FY2013/14

1Q

194.6

169.4

25.2

2Q

183.3

158.1

25.3

3Q

188.7

160.9

27.8

4Q

198.5

165.0

33.5

FY2014/15

1Q

188.9

183.1

5.7

QoQ

-4.8%

11.0%

-82.8%

YoY

-2.9%

8.1%

-77.3%

Breakdown of Wholesale revenues

(billions of yen)

Fixed Income

Equities

Global Markets

Investment Banking(Net)

Other

Investment Banking

Net revenue

Investment Banking(Gross)

FY2012/13

387.7

172.8

560.4

72.0

12.4

84.4

644.9

143.0

FY2013/14

398.2

251.5

649.7

97.4

18.0

115.4

765.1

184.3

FY2013/14

1Q

97.6

67.8

165.3

25.6

3.7

29.3

194.6

47.2

2Q

93.8

65.8

159.6

23.3

0.4

23.8

183.3

45.8

3Q

99.2

58.8

158.0

19.0

11.7

30.7

188.7

35.9

4Q

107.7

59.0

166.8

29.5

2.2

31.7

198.5

55.4

FY2014/15

1Q

104.5

62.0

166.6

22.8

-0.4

22.3

188.9

43.2

QoQ

-3.0%

5.0%

-0.1%

-22.8%

-

-29.6%

-4.8%

-22.1%

YoY

7.2%

-8.5%

0.7%

-11.0%

-

-23.8%

-2.9%

-8.5%

(1) Fixed Income and Equities figures for FY 2012/13 have been reclassified following a reorganization in April 2013.

Wholesale related data (2)

Private equity related investments

Terra Firma

Asia

Europe (excluding Terra

Firma)

Japan

(billions of yen)

150 100 50 0 104.6 57.2 107.0

Japan

Europe (excluding Terra Firma)

Asia

Sub Total

Terra Firma

Total

FY2012/13

Mar

52.7

21.8

2.0

76.5

28.1

104.6

FY2013/14

Mar

8.1

22.6

1.9

32.6

24.6

57.2

102.1

61.2 57.2 58.8

FY2013/14

Jun

52.5

22.9

1.9

77.4

29.6

107.0

Sep

51.7

22.9

1.8

76.4

25.8

102.1

Dec

10.5

23.9

1.9

36.3

24.9

61.2

Mar

8.1

22.6

1.9

32.6

24.6

57.2

FY2014/15

Jun

10.8

21.8

1.8

34.5

24.2

58.8

Number of employees

Japan (excluding FA)

Japan (FA)

Europe

Americas

Asia-Pacific1, 2

Total

FY2012/13

Mar

14,123

1,907

3,618

2,271

6,037

27,956

FY2013/14

Mar

14,149

1,888

3,461

2,281

5,891

27,670

FY2013/14

Jun

14,654

1,911

3,485

2,240

5,961

28,251

Sep

14,454

1,923

3,459

2,243

5,945

28,024

Dec

14,308

1,918

3,456

2,248

5,902

27,832

Mar

14,149

1,888

3,461

2,281

5,891

27,670

FY2014/15

Jun

14,559

1,889

3,481

2,335

6,656

28,920

(1) Includes Powai office in India.

(2) Number of employees at the end of June for FY2014/15 includes Capital Nomura Securities and ING Securities Investment & Trust which were consolidated from this quarter.

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